                           TOLLEFSEN BUSINESS LAW P.C.
                              EVERETT MUTUAL TOWER
                          2707 COLBY AVENUE, SUITE 1116
                            EVERETT, WASHINGTON 98201
                            TELEPHONE (425) 353-8883
                               FAX (425) 353-9415

         August 31, 2005

                                                                  Filed by EDGAR

         Mr. Patrick Gilmore
         Securities and Exchange Commission
         450 Fifth Street, N.W.
         Washington, D.C. 20549

         RE:      LION, INC.
                  FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
                  COMMENT LETTER DATED JULY 8, 2005
                  FILE NO. 000-25159

         Dear Mr. Gilmore:

              On behalf of LION, Inc., the following response is submitted to your comment letter dated July 8, 2005 relating to LION's Form 10-KSB for the fiscal year ended December 31, 2004. The numbered responses in this letter correspond to your numbered comments. We have attached as
         Exhibit A LION's proposed revised MD&A disclosures regarding critical accounting policies.

         MANAGEMENT'S DISCUSSION AND ANALYSIS

         BUSINESS ENTERPRISE SEGMENTS, PAGE 12

              1. We believe we operate as one reportable operating segment for our various product lines within our Leads, Loans and Capital Markets groups for both LION and our subsidiary, TRMS. TRMS provides and supports its risk management services to customers utilizing LION's
         Pipeline Tools technology. Although LION has multiple operating segments, under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, i.e. if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: 1) the nature of products and services, 2) the nature of the production processes; 3) the type or class of customer for their products and services; and 4) the methods used to distribute their products or provide their services. As more fully explained below, we believe LION meets these criteria since we provide similar services to similar customers using similar methods of production and similar methods to distribute the services and therefore qualify to aggregate our results of operations in one reportable operating segment.

              All operating segments are overseen by one chief operating decision maker. The chief operating decision maker is a group comprised of the Chief Executive Officer, President and Chief
         Financial Officer of LION.

         Mr. Patrick Gilmore
         August 31, 2005

              Over the last 18 months, we have made 2 strategic acquisitions with the intent to acquire compatible products that extend our customer base and add technology and intellectual property that would have required years of development. During that time and still on going is our effort to convert all of our products onto the same technology platform that currently delivers the LPX and Pipeline Tools products.

              The Staff noted that certain products in our Loans and Capital
         Markets segments require more time and resources to deploy. The principal reason for this is that these products were designed as an enterprise solution for very large lenders. We have nonetheless incorporated this technology into our Precision Marketing Productivity
         Suite which when totally complete will include a marketing, pricing and delivery solution for retail, wholesale and correspondent mortgage origination channels via the Internet from our datacenters. This product suite features corporate wholesale and retail websites, online advertising, lead generation, loan productivity tools, a product eligibility and pricing engine, mortgage pipeline hedging and risk management, software development and data communications tools. Our goal is to provide a more affordable and quicker-to-deploy solution for a broader group of participants in the mortgage industry such as mortgage brokers, lenders and other mid-size loan originators and not just the high-end enterprise solution large lenders. Our customers will be able to choose some or all of the various feature sets within the Precision Marketing Productivity Suite.

              The Staff also noted that approximately 94% of TRMS operating expenses are direct expenses and that this might further suggest that the Capital Markets segment may have different economic
         characteristics. This statistic, taken by itself, should not create the inference that this segment should be separately reported. TRMS relies on our Pipeline Tools technology in order to provide its hedging advisory services. Without this technology, TRMS would not be able to operate. The Pipeline Tools technology is owned by and resides with LION, the parent company. The research and development and other support services related to the Pipeline Tools technology are performed in LION not TRMS. Prior to the acquisition by LION, TRMS expended very little marketing effort due to the size of its company.
         These efforts will increase throughout 2005 and 2006 for TRMS due to the resources of LION. Therefore, when combining the resources of LION and TRMS so that TRMS can perform its functions, the percentage of costs that are direct, research and development or other types of costs would be different than the 94% statistic would suggest. The underlying costs would more closely approximate the types of efforts in LION's other products and services. It should be noted that while we do track revenues by product group, our reporting system currently does not break out and report on expenses by these same product groups.

              In conclusion, we believe the Company meets the criteria in paragraph 17 of SFAS 131 to aggregate our results of operations in one reportable operating segment as we provide similar services to customers in the mortgage industry using similar methods of production and similar methods to distribute the services.

         CRITICAL ACCOUNTING POLICIES, PAGE 21

              2. Rather than merely referencing the Notes to the Financial
         Statements, we intend to expand our disclosures regarding our critical accounting policies in subsequent filings. We have attached as Exhibit
         A our proposed revised MD&A disclosures regarding our critical accounting policies.

         Mr. Patrick Gilmore
         August 31, 2005

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 25

              3. Article 2.02 of Regulation S-X requires that the accountant's report be manually signed. At the time of filing of our Form 10-KSB for the year ended December 31, 2004, we were in possession of the manually signed report and consent from Grant Thornton. (A copy of each is supplementally provided for your reference and is attached as
         Exhibit B). The accountant's conformed signature was inadvertently omitted from the EDGAR filing.

         NOTE A - SUMMARY OF ACCOUNTING POLICIES

         REVENUE RECOGNITION, PAGE 20

              4. We host retail, wholesale and correspondent lending websites for our customers. Our customers access and use the websites, software applications or databases that reside on our servers on an as needed basis over the Internet. The components for most of these websites are comprised of setup fees for development of the website and monthly hosting fees once the websites are live. In these cases, the customer does not have the contractual right to take possession of the software at any time during the hosting period. Per EITF 00-3, these customer contracts are outside the scope of SOP 97-2 and are considered service contracts which fall under SAB 104 which requires that revenue should be recognized as services are rendered.

              Setup fee recognition occurs in two different ways depending on the type of website the customer uses. First, our retail website products have setup fees that are recognized as the sites are developed. These setup fees are billed separately from the monthly hosting. In addition, the design of the website becomes the intellectual property of the customer upon completion. The customer could, if they wanted to, host the site with another vendor. Second, other websites that we develop for our customers cannot be hosted by other vendors. If they were, certain functionality and services that are provided with these websites would not work. In these cases, the setup fees and monthly hosting fees are treated as an integrated package. The setup fees are recognized over the estimated life of the underlying customer contract.

              Costs associated with the setup fees discussed above are
         comprised of time and materials, approximate a 4-week development time period, and are recognized as incurred.

              See our response to question 5 below for customers that have different or additional components or arrangements.

              5. We have product groups that include LockPoint Xtra(R) (LPX),
         Pipeline Tools, LION Pro, Retail Websites (discussed above in our response to question 4), Mortgage 101, the Precision Marketing
         Productivity Suite, which is a bundling of various products and services we provide, and risk management services through our subsidiary, TRMS.

         Mr. Patrick Gilmore
         August 31, 2005

         LPX AND PIPELINE TOOLS.

              For the standard version of LPX and Pipeline Tools, revenue recognition policies are similar. They both could have a setup fee prior to the customer's service going live and a monthly fee based on closed or locked loan volumes. The monthly fee is either a minimum monthly amount or higher if certain loan volumes are achieved. In these cases, the customer does not have the contractual right to take possession of the software at any time during the hosting period. Per
         EITF 00-3, these customer contracts are outside the scope of SOP 97-2 and are considered service contracts which fall under SAB 104 which requires that revenue should be recognized as services are rendered.
         These products cannot be hosted anywhere else other than our servers.
         The setup fees and monthly hosting fees in these cases are treated as an integrated package. The setup fees are recognized over the estimated life of the underlying customer contract.

              At times, we may provide project management or development services for our LPX or Pipeline Tools customers that are not associated with the LPX or Pipeline Tools components provided to the customers. In these cases, we are playing an independent contractor role. These are service contracts, and revenues are recognized as the services are rendered.

              One LPX customer has 2 licensing agreements for the LPX software which resides on their servers. See our response to question 8 below regarding deferred revenue associated with these agreements. The customer has taken possession of the software. One licensing agreement expired on March 31, 2004 and the other will expire on September 14,
         2005. Per EITF 00-3, SOP 97-2 would apply. There is only a licensing component associated with each of these agreements. The associated revenues are recognized ratably on a monthly basis over the licensing period. Any deliverables associated with the software licensing components were satisfied by the predecessor company prior to the acquisition of the Ignition Mortgage Technology Services assets.
         Therefore, we believe recognition of revenues on a monthly basis during the licensing period is appropriate.

              Pipeline Tools has one customer contract that began in early 2004 that has multiple components or elements. See discussion below in our response to question 6 regarding vendor specific objective evidence
         (VSOE). The components or deliverables in this contract include a licensing fee related to a non-exclusive license that includes taking possession of the software that resides on their servers (covered by
         SOP 97-2 since customer has taken possession), on-going maintenance
         (post-contract customer services), and development services not tied to the licensing agreement. The licensing fee is recognized as revenue upon delivery which is tied with user acceptance and expiration of the right of return. The on-going maintenance ("PCS"), which begins after delivery and acceptance of the licensing component, is recognized ratably over the contractual maintenance period. The development services supported by an independent contractor agreement relate to add-on features to be used internally and owned by the customer. The software licensed to the customer does not need these add-on features in order to function properly. All fees related to this component are non-refundable and the independent contractor agreement can be terminated at any time. Revenue is recognized over the development period as the services are performed.

         LION PRO.

              Most products in the LION Pro group include services that are accessed by our customers on our business portal, www.lioninc.com, via the Internet and pay monthly fees for these services. The services reside on our servers, and the customers do not take possession of the software. Per EITF 00-3, these customer contracts are outside the scope of SOP 97-2 and are considered service

         Mr. Patrick Gilmore
         August 31, 2005

         contracts  which fall under SAB 104 which requires that revenue should be  recognized  as  services  are  rendered.  As  such,  revenues  are recognized monthly as the services are provided.

              Included in the LION Pro group are LION Pro Corporate and various lender websites both of which have access via the Internet to the LION
         Pro functionality and databases. These websites cannot be hosted by other vendors otherwise the functionality and services provided would not work. Therefore, setup fee and monthly hosting fee components are treated as an integrated package. In addition, the customers cannot take possession of the software. Per EITF 00-3, these customer contracts are outside the scope of SOP 97-2 and are considered service contracts which fall under SAB 104 which requires that revenue should be recognized as services are rendered. The setup fees are recognized over the estimated life of the underlying customer contracts along with the monthly hosting fees.

         RETAIL WEBSITES.

              See our response to question 4 above.

         MORTGAGE 101.

              The services in the Mortgage 101 group include services that are accessed by our customers through our consumer portal,
         www.mortgage101.com, via the Internet. They pay monthly fees for these services or purchase leads for potential loans lenders might provide.
         The services reside on our servers, and the customers do not take possession of the software. Per EITF 00-3, these customer contracts are outside the scope of SOP 97-2 and are considered service contracts which fall under SAB 104 which requires that revenue should be recognized as services are rendered. As such, revenues are recognized monthly as the services or leads are provided.

         PRECISION MARKETING PRODUCTIVITY SUITE.

              This product and service is tailored to the needs of the
         customers. It can be comprised of various types of websites we offer along with functionality from any one of our products or services.
         There is a setup fee prior to the customer's service going live and a monthly fee based on locked loan volumes. The monthly fee is either a minimum monthly amount or higher if certain loan volumes are achieved.
         In these cases, the customer does not have the contractual right to take possession of the software at any time during the hosting period.
         Per EITF 00-3, these customer contracts are outside the scope of SOP
         97-2 and are considered service contracts which fall under SAB 104 which requires that revenue should be recognized as services are rendered. These products cannot be hosted anywhere else other than our servers. The setup fees and monthly fees in these cases are treated as an integrated package. Therefore, the setup fees are recognized over the estimated life of the underlying customer contract. The monthly fees are recognized as services are rendered.

         RISK MANAGEMENT SERVICES.

              Through our subsidiary, TRMS, we provide hands-on mortgage pipeline risk management for financial institutions that originate and then sell loans into the secondary market. The underlying technology utilized by TRMS in providing some of these services is our Pipeline
         Tools technology. There can be a setup fee prior to the customer's service going live and a monthly fee

         Mr. Patrick Gilmore
         August 31, 2005

         based on loan volumes. The monthly fee is either a minimum monthly amount or higher if certain loan volumes are achieved. The customer does not have the contractual right to take possession of any software at any time during the service period. Per EITF 00-3, these customer contracts are outside the scope of SOP 97-2 and are considered service contracts which fall under SAB 104 which requires that revenue should be recognized as services are rendered. The setup process is necessary in order for the customer to receive the expected benefit during the service period. The setup is also not sold separate from the service to be provided. Therefore, any setup fees and the continuing performance obligation related to the services to be provided are considered an integrated package. The setup fees are recognized over the estimated life of the underlying customer contract. The monthly fees are recognized as services are rendered.

              6. We do have products and services with multiple deliverables and multiple elements. In these cases, we refer to the criteria included in EITF 00-21 for revenue arrangements with multiple deliverables and as applicable EITF 00-3, SOP 97-2 and SAB 104.

              The vendor specific objective evidence (VSOE) for the setup and hosting fee elements for retail websites are based on established and competitive price lists. The customers do view the setup fee as having value on a stand-alone basis and it can be sold separately by LION.
         For many of our other products that have multiple elements such as setup and hosting fees for LION Pro Corporate, certain lender websites, LPX, Pipeline Tools, TRMS risk management services and the
         Precision Marketing Productivity Suite, the fees are treated as an integrated package and recognized ratably over the estimated contract life. VSOE for purposes of recognizing revenue for the different elements is not needed.

              One instance where VSOE does come into play for the timing of revenue recognition for different elements is our Pipeline Tools example cited in our response to question 5 in the fourth paragraph under the heading "LPX and Pipeline Tools" and which is covered by SOP
         97-2. The components or deliverables in this contract include a licensing fee related to a non-exclusive license that included the customer taking possession of the software that resides on their servers with a right of return controlled by LION, on-going maintenance (post-contract customer services or "PCS"), and development services not tied to the licensing agreement. The licensing fee and first year of PCS was contracted as one payment amount. VSOE of the PCS component was consistent with our pricing structure for similar maintenance. This enabled us to use the residual method per paragraph 12 of SOP 97-2 for establishing the licensing portion of the fee. The development services were based on time and materials at LION's standard hourly development rates.

              7. Marketing fees, website promotion and lead generation are included in two of our product groups, LION Pro and Mortgage 101.
         Revenues are recognized monthly as the services are rendered.

              LION Pro revenues include fees from customers who advertise in the LION Pro space in our business portal at www.lioninc.com. They can advertise or promote their prime (participate in Loan Search) and subprime (participate in Loan Link) loan packages or purchase monthly ad banner space. The related fees are not currently a revenue category that is publicly disclosed within LION Pro. This advertising revenue totaled $571,000 or 4% of all LION revenue in 2004.

              Mortgage 101 revenue can essentially be considered advertising revenue. It is comprised of (a) pay per lead revenue whereby we use our own programs to advertise for leads, (b) the ability for

         Mr. Patrick Gilmore
         August 31, 2005

         our customers to advertise by displaying their rate, fee and company information in our Mortgage 101 space, or (c) broker ad banners in the consumer portal, www.mortgage101.com. As disclosed in our Form 10 -
         KSB for the year ended December 31, 2004, Mortgage 101 revenue comprised 13% of total LION revenue.

         CAPITALIZED SOFTWARE COSTS, PAGE 31

              8. All software used or accessed by our customers related to our products and services are located on our servers (outside the scope of
         SOP 97-2) with the exception of the 2 situations noted above in our response to question 5 in the third and fourth paragraphs under the caption "LPX and Pipeline Tools" (inside the scope of SOP 97-2).
         Regardless of whether our software is accessed on our servers via the
         Internet or used by the 2 customers who have possession of the software, the development of the underlying software is similar. All cost incurred to establish technological feasibility of the software product to be sold, leased or otherwise marketed is recorded as research and development cost which is expense as incurred. The time and effort required once technological feasibility is achieved until the underlying product or service is released is insignificant if not nonexistent. As a result, consideration of capitalizing any associated costs under SFAS 86 once a product reaches technological feasibility is not considered necessary due to immateriality.

         NOTE B - BUSINESS COMBINATIONS, PAGE 35

              9. As part of the acquisition of the assets of Ignition Mortgage
         Technology Solutions, Inc., we acquired various customer contracts that included underlying service obligations, and in one case, 2 licensing agreements with one customer for LPX. This LPX customer is the same customer referred to in our response to question 5 above in the third paragraph under the caption "LPX and Pipeline Tools." The deferred revenue recorded by LION relates to these 2 licensing agreements. One licensing agreement covering one version of LPX software that had been installed on the customer's servers was to expire March 31, 2004. The other licensing agreement for a more current version of the LPX software which had also been installed on the customer's servers will expire September 14, 2005. At the acquisition date of December 8, 2003, LION received cash totaling
         $103,704 covering the first licensing agreement which was to expire
         March 31, 2004 and $816,950 covering the second licensing agreement which was to expire September 14, 2005. The cash received was considered adequate support for fair value of the deferred revenue recorded. The deferred revenue was recognized ratably over the applicable contract period.

              LION acquired Tuttle Risk Management Services Inc. on October 13,
         2004. The acquisition included various customer contracts and the underlying service obligations on those contracts. One customer had prepaid their entire contract covering the period February 1, 2004 through January 31, 2005. LION received no cash or accounts receivable associated with this contract but had the obligation to service the contract through January 31, 2005. Per EITF 01-3, the acquiring entity should recognize a liability related to the deferred revenue of an acquired entity only if that deferred revenue represents a legal obligation. In our case, the legal obligation exists to service the contract. We determined that the fair value of the deferred revenue at the date of acquisition was equal to the projected underlying servicing cost for the remainder of the contract period. Our computation of the underlying servicing cost from October 13, 2004 to
         January 31, 2005 for this particular contract totaled $121,000 and is considered to be fair value of the deferred revenue. This deferred revenue was recognized ratably from October 13, 2004 through January
         31, 2005.

         Mr. Patrick Gilmore
         August 31, 2005

              In connection with this response, LION, Inc. acknowledges that:

              o    it is responsible for the adequacy and accuracy of the
                   disclosure in its filings;

              o    staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

              o    LION may not assert staff comments as a defense in any
                   proceeding initiated by the Commission or any person under the federal securities laws of the United States;

                   If you have any questions, please feel free to call me at
                   (425) 353-8883.

         Sincerely,
         TOLLEFSEN BUSINESS LAW P.C.

         /s/ Stephen Tollefsen

         STEPHEN N. TOLLEFSEN
         Attorney at Law

                                                                       EXHIBIT A

              CRITICAL ACCOUNTING POLICIES AND ESTIMATES

              The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Following is a discussion of our critical accounting estimates. See Note A - Summary of Accounting Policies of Notes to
         Financial Statements for additional information.

              REVENUE RECOGNITION

              We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured. For multiple-element arrangements, the Company applies Emerging Issues Task Force ("EITF")
         Issue 00-21, REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES that meet the following criteria: the delivered item has value to the customer on a standalone basis; there is objective and reliable evidence of the fair value of undelivered items; and delivery of any undelivered item is probable.

              In certain hosted arrangements where the customer has the option to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to us to host the software, we account for the licensing of software in accordance with American Institute of
         Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2,
         SOFTWARE REVENUE RECOGNITION. For other hosted arrangements where the customers don't have the option to take possession of the software, we apply Staff Accounting Bulletin (SAB) 104, REVENUE RECOGNITION IN
         FINANCIAL STATEMENTS. The application of either SOP 97-2 or SAB 104 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements.

              Revenue from services are generally determined based on time and materials or monthly subscription fees. Revenue for services is recognized as the services are performed.

              DEFERRED TAXES

              We account for income taxes in accordance with SFAS No. 109,
         "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred tax assets arise from the tax benefit of amounts expensed for financial reporting purposes but not yet deducted for tax purposes and from unutilized tax credits and NOL carry forwards. We evaluate our deferred tax assets on a regular basis to determine if a valuation allowance is required. To the extent it is determined the
         recoverability of the deferred tax assets is unlikely, we will record a valuation allowance against deferred tax assets.

              During the fourth quarter of 2004, the Company recognized a tax benefit of $150,000. This tax benefit was the result of the recognition of a net deferred tax asset. Realization of the net deferred asset is dependent on generating sufficient taxable income prior to expiration of net operating loss carryforwards. At December
         31, 2004, the Company had net operating loss carryforwards for federal income tax purposes of approximately $2,460,000 available to offset

                                       1

         future income which expire in 2018 through 2022. Although realization is not assured, management believes it is more likely than not that a portion of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company has established a valuation allowance of $1,071,344 and $1,438,535 as of December 31,
         2004 and 2003, respectively, due to the uncertainty of future realization of the net deferred tax assets. Utilization of these carryforwards could further be limited due to a change of control in the Company's ownership as defined by the Internal Revenue Code Section
         382.

              IMPAIRMENT OF GOODWILL

              We periodically assess goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the
         Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset or other valuation methods. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                                       2

Exhibit B

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
LION, Inc.

We have audited the accompanying consolidated balance sheets of LION, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LION, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Portland, Oregon
February 25, 2005

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[Grant Thornton Letterhead]

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 25, 2005, accompanying the consolidated financial statements included in the Annual Report of LION, Inc. on Form 10-KSB for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said report in the Registration Statement of LION, Inc. on Form S-8 (File No. 333-107402).

/s/ Grant Thornton LLP

Portland, Oregon
March 31, 2005

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